UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
MICROS SYSTEMS, INC (Name of Subject Company)
MICROS SYSTEMS, INC (Names of Persons Filing Statement)
Common Stock, par value $0.025 per share (Title of Class of Securities)
594901100 (CUSIP Number of Class of Securities)

Cynthia A. Russo
Executive Vice-President, Chief Financial Officer

MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046-2289
(443) 285-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Richard B. Aldridge
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921

(215) 963-4829

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of MICROS Systems, Inc., a Maryland Corporation (the “Company” or “MICROS”), by Rocket Acquisition Corporation, a Maryland corporation (“Merger Subsidiary”), and wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), itself a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), pursuant to the Agreement and Plan of Merger, dated June 22, 2014, by and among Parent, Merger Subsidiary, the Company and solely for limited purposes, Oracle:

•	Exhibit A: Form of Email to MICROS Associates

•	Exhibit B: Form of Email to MICROS Leaders

•	Exhibit C: Overview and Frequently Asked Questions (Available on Company’s Website)

•	Exhibit D: Press Release - Oracle to Acquire MICROS

•	Exhibit E: Form of MICROS Web Content

•	Exhibit F: General Presentation - Oracle to Acquire MICROS (Available on Company’s Website)

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Oracle Corporation (“Oracle”), OC Acquisition LLC (“Parent”), and Rocket Acquisition Corporation (“Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Those materials and all other documents filed by the Company, Oracle, Parent or Merger Subsidiary with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the timing of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended June 30, 2013 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Oracle, Parent and Merger Subsidiary and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit A

Subject line: “All Associates call regarding company announcement”.

To all MICROS Associates:

This morning we issued a press release that MICROS has entered an agreement to be acquired by Oracle.  The acquisition is expected to be completed later this year.   Until the transaction closes, MICROS will continue to operate as an independent company.

It is very important that we operate in a focused, business as usual manner, not only because we are still independent, but also because we have much to do to achieve a strong finish to our fiscal year, which ends at the end of this month, and to bring increased momentum into our next fiscal year, beginning July 1.  A transaction of this nature can lead to distractions—we can’t let that happen.

This transaction provides opportunities for both our clients and our Associates. MICROS and Oracle have worked together for years, and as a company we are very familiar with many of the capabilities it can help us bring to our clients.  This enhanced growth potential should also result in greater opportunities for our Associates.

I am sure you and our clients may have questions.  Some questions we will be able to answer, but we are still in the early stages of this pending transaction and may not have all the answers.  We have a page accessible through our website, www.micros.com,that addresses the pending acquisition.  This webpage contains links to the attached press release, Answers to Frequently Asked Questions, a slide deck with information about the transaction and a Letter to our Clients and Partners.  We ask that you send people who are asking for more information to this page.

To address this pending acquisition further, we will hold two company-wide Associate calls.  All Associates are welcome to join either call. The first will take place today at 10:00am EST, and the second call will take place this evening at midnight EST, which will be morning on June 24th for our Asia Pacific associates.

To avoid telephone bandwidth issues, we ask that associates congregate in conference rooms as much as possible to dial-in together. You can join us using the following dial in instructions.

Call at 10am EST

USA Toll Free Number:

USA Toll/Int’l Number:

PASSCODE:

International dial-in details provided on attached document

Call at 12am EST

USA Toll Free Number:

USA Toll/Int’l Number:

PASSCODE:

International dial-in details provided on attached document

(As there will be many associates joining this call, please dial-in 15 minutes ahead of time, allowing enough time to get everyone connected prior to the start of the meeting.)

If you are located in Columbia, Maryland, we will be set up at 10 a.m. EST in Java City.  We hope you will join us there, but we can only accommodate up to 200 people in that space.  All others will need to dial-in, and again we ask that you congregate in conference rooms as much as possible.

We will facilitate a Q&A session at the end of the meeting.  If you are remote and have a question, please email your question to                . We will try to answer as many questions as we able to and as time allows.

Thank you,

Peter

Additional Information and Where to Find It

This document does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of MICROS (“Offer”) described in this document has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisition LLC and Rocket Acquisition Corporation, an indirect wholly-owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available  both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

The MICROS logo is a registered trademark of MICROS Systems, Inc.
All other product and brand names are the property of their respective owners.

Exhibit B

Subject line: “Leader’s call regarding company announcement”.

To MICROS Leaders:

This morning we issued a press release that MICROS has entered an agreement to be acquired by Oracle.  The acquisition is expected to be completed later this year.   Until the transaction closes, MICROS will continue to operate as an independent company.

It is very important that we operate in a focused, business as usual manner, not only because we are still independent, but also because we have much to do to achieve a strong finish to our fiscal year, which ends at the end of this month, and to bring increased momentum into our next fiscal year, beginning July 1.  A transaction of this nature can lead to distractions—we can’t let that happen.

MICROS and Oracle have worked together for years, and as a company we are very familiar with many of the capabilities it can help us bring to our clients.  This transaction with Oracle will also result in enhanced opportunities for our Associates.  Nonetheless, as a leader for our team and to our clients, it isn’t uncommon to be faced with some anxiety.  This is a time to help reassure our associates and clients that we are focused and dedicated to providing superior quality and service.

I am sure there will be many questions posed to you by your teams and by our clients.  Some questions we will be able to answer, but we are still in the early stages of this pending transaction and may not have answers to all their questions.  We have a page accessible through our website, www.micros.com,that addresses the pending acquisition.  This webpage contains links to the attached press release, Answers to Frequently Asked Questions, [a slide deck with information about the transaction] and a Letter to our Clients and Partners.  We ask that you send people who are asking for more information to this page.

I also ask that you join me, senior Oracle executives and MICROS Senior Leaders for a global leader’s call this morning at 8:45am EST.  If you are located in Columbia, Maryland, please join us in Java City.  Otherwise, you can join us using the following dial in instructions.

USA Toll Free Number:

USA Toll/Int’l Number:

PASSCODE:

International dial-in details provided on attached document

(As there will be many joining this call, please dial-in promptly at 8:30am EST, allowing time for everyone to get connected prior to the start of the meeting.)

We will facilitate a Q&A session at the end of the meeting.  If you are remote and have a question, please email your question to                    . We will try to answer as many questions as we able to and as time allows.

Thank you,

Peter

Additional Information and Where to Find It

This document does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of MICROS (“Offer”) described in this document has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisition LLC and Rocket Acquisition Corporation, an indirect wholly-owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available  both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

The MICROS logo is a registered trademark of MICROS Systems, Inc.
All other product and brand names are the property of their respective owners.

Exhibit C

Overview and Frequently Asked Questions

Overview

Oracle Buys MICROS Systems

Adds Innovative Hospitality and Retail Technology Vendor to Expand Oracle into More Industries

On June 23, 2014, Oracle announced that it has entered into an agreement to acquire MICROS Systems, a provider of integrated software and hardware solutions to the Hospitality and Retail industries. The proposed transaction is expected to close in the second half of 2014. Until the transaction closes, Oracle and MICROS will continue to operate independently and it is business as usual.

MICROS offers a range of software, hardware and related services along with rapidly growing cloud solutions to manage hotels, food & beverage facilities, and retailers. MICROS’ proven and innovative technologies are built and serviced by more than 6,600 employees with deep domain expertise and are in use across 330,000 customer sites in 180 countries.

Oracle offers complete and best-in-class products throughout an integrated stack of hardware and software, with every layer designed and engineered to work together in the cloud and data center. By eliminating complexity and simplifying IT, Oracle’s cloud-based and on-premises solutions enable more than 400,000 customers in more than 145 countries to accelerate innovation and create added value for their customers.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help Hospitality and Retail companies to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

Oracle is committed to protecting and enhancing customer investments in MICROS solutions. MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers. Oracle’s industry organizations maintain unique domain knowledge, specialized expertise and focused product investments, which currently includes more than 18,000 Oracle employees and over $500 million in annual R&D spend. This model has proven highly successful across several industries, and we look forward to bringing these same benefits to the customers of MICROS.

PRODUCT OVERVIEW AND STRATEGY

What is the rationale for this acquisition?

More than ever, businesses across many industries are modernizing their organizations to compete more effectively. The combination of Oracle and MICROS is expected to accelerate customers’ ability to innovate and differentiate their businesses by leveraging Oracle’s technologies, cloud solutions, and global reach and scale.

What products and services does MICROS offer?

The world’s leading Hotel, Food & Beverage, and Retail brands choose MICROS’ expansive suite of solutions to better address their customers’ rapidly changing service expectations. MICROS customers are known to deliver some of the most exceptional customer service interactions, relying heavily on advanced technology to modernize their organizations. MICROS provides industry specific solutions through integrated software, hardware, and related services.

CUSTOMERS AND PARTNERS

How is the proposed transaction between Oracle and MICROS expected to benefit customers?

Customers will also benefit from accelerated R&D investment in products and services that address the most critical customer-facing and revenue-producing aspects of organizations. Oracle plans to extend and expand MICROS’ ability to sell, service and support customers around the world by utilizing Oracle’s global scale and resources.

How does Oracle plan to maintain MICROS’ domain expertise after the closing?

MICROS brings tremendous domain expertise. MICROS’ management team and employees will become part of a dedicated business within the Oracle Industry organization. The team will enhance Oracle’s Global Business Units (GBU) organization with the addition of MICROS.

How will the proposed acquisition impact the MICROS product roadmap?

Oracle is committed to protecting and enhancing customer investments in MICROS solutions. After the close of the transaction, Oracle plans to continue to invest in the Hospitality and Retail industries. We expect this will add additional functionality and capabilities at a quicker pace. In addition, MICROS’ customers will benefit from better integration and alignment with Oracle’s other product offerings.

BUSINESS CONTINUITY

Can I still purchase MICROS products and services?

Yes, MICROS products and services will continue to be available. Please contact a MICROS sales representative to assist you, or visit www.micros.com for contact information.

Should MICROS customers continue to call MICROS customer support?

Yes. MICROS customers should continue using existing MICROS contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

How will Oracle continue to support and broaden relationships with MICROS partners?

We expect business to continue as usual for MICROS partners. If contact information changes, we will communicate these changes through normal channels. Oracle partners may also use their existing Oracle channels for support to answer any questions.

Will training on MICROS products and services continue?

Yes. We want to ensure MICROS products and services provide the best possible service for their customers, and we know excellent training is critical to reach that goal.

Where can I find out more information about the proposed Oracle and MICROS combination?

For more information, please visit oracle.com/micros.

Additional Information and Where to Find It

This document does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of MICROS (“Offer”) described in this document has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisition LLC and Rocket Acquisition Corporation, an indirect wholly-owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available  both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

The MICROS logo is a registered trademark of MICROS Systems, Inc.
All other product and brand names are the property of their respective owners.

Exhibit D

Release Date: June 23, 2014	Contact:	Louise J. Casamento
Vice President of Marketing
443-285-8144
lcasamento@micros.com

Oracle to Acquire MICROS

Adds Innovative Hospitality and Retail Technology Vendor to Expand Oracle into More Industries

Columbia, MD – June 23, 2014—MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help hotels, food & beverage facilities, and retailers to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of 2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

“MICROS has been focused on helping the world’s leading brands in our target markets since we were founded in 1977, including running more than 330,000 sites across 180 countries today,” said Peter Altabef, President and CEO, MICROS. “In combination with Oracle, we expect to help accelerate our customers’ ability to innovate and differentiate their businesses by utilizing Oracle’s technologies, cloud solutions, and scale. We are very excited about the great opportunities this will create for our customers and employees.”

“Oracle has successfully helped customers across multiple industries, harness the power of cloud, mobile, social, big data and the internet of things to transform their businesses,” said Oracle President Mark Hurd. “We anticipate delivering compelling advantages to companies within the Hospitality and Retail industries with the acquisition of MICROS.”

“We are committed to protecting and enhancing customer investments in MICROS solutions. MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers,” said Bob Weiler, Executive Vice President, Oracle Global Business Units. “Our industry organizations maintain deep domain expertise and focused investment, which includes more than 18,000 Oracle employees and over $500 million in annual R&D spend. This model has proven highly successful across several industries, and we look forward to bringing these same benefits to the customers of MICROS.”

“We expect this transaction to be immediately accretive to Oracle’s earnings on a non-GAAP basis and to expand over time,” said Oracle President and CFO Safra Catz.

More information about this announcement is available at micros.com/oracle.

About MICROS Systems, Inc.

MICROS Systems, Inc. provides enterprise-wide applications, services and hardware for the hospitality and retail industries. Serving an extensive portfolio of clients worldwide, MICROS solutions are utilized in hotels, casinos, table and quick service restaurants, retail, leisure and entertainment, fuel and convenience, cruise, and travel operations in more than 180 countries, and on all seven continents. MICROS combines its industry knowledge and expertise to provide cloud-based, mobile and on premise solutions that allow its clients to streamline operations and successfully engage their customers.

MICROS applications include point of sale, property management, central systems, business intelligence, eCommerce, loyalty, CRM, loss prevention, distributed order management, labor management, inventory management, and merchandise planning solutions. MICROS services include hosting and SaaS, platform implementation and integration, strategic business consulting, interactive marketing, design services including creative and user experience, and managed services. MICROS stock is traded through NASDAQ under the symbol MCRS.

For more information on MICROS and its advanced information technology solutions for the hospitality and retail industries, please contact Louise Casamento, Vice President of Marketing at (443) 285-8144 or (866) 287-4736. You can also visit the MICROS website at www.micros.com or send an email to info@micros.com.  Follow MICROS on Facebook, LinkedIn, YouTube, and the MICROS Blog.

Additional Information and Where to Find It

This document does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of MICROS (“Offer”) described in this document has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisition LLC and Rocket Acquisition Corporation, an indirect wholly-owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available  both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

The MICROS logo is a registered trademark of MICROS Systems, Inc.
All other product and brand names are the property of their respective owners.

Exhibit E

MICROS Web Content:

1)	Banner on Home Page of www.micros.com

Oracle to Acquire MICROS Systems

2)	Landing Page

Oracle and MICROS Systems

On June 23, 2014, MICROS announced that it has entered into an agreement to be acquired by Oracle. The proposed transaction is expected to close in the second half of 2014. Until the transaction closes, Oracle and MICROS will continue to operate independently and it is business as usual.

MICROS offers a range of software, hardware and related services along with rapidly growing cloud solutions to manage hotels, food & beverage operations, and retailers. MICROS’ proven and innovative technologies are built and serviced by more than 6,600 employees with deep domain expertise and are in use across 330,000 customer sites in 180 countries.

Oracle offers complete and best-in-class products throughout an integrated stack of hardware and software, with every layer designed and engineered to work together in the cloud and data center. By eliminating complexity and simplifying IT, Oracle’s cloud-based and on-premises solutions enable more than 400,000 customers in more than 145 countries to accelerate innovation and create added value for their customers.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help Hospitality and Retail companies to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

Information for Customers and Partners

(Link to Press Release)

(Link to Client Letter)

(Link to FAQ)

(Link to General Presentation)

Support, Sales and Services

MICROS customers and partners should use your existing contacts for support, professional services, and sales.

Additional Information and Where to Find It

This webpage does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of MICROS (“Offer”) described on this webpage has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisition LLC and Rocket Acquisition Corporation, an indirect wholly-owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Cautionary Statement Regarding Forward-Looking Statements

This webpage contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit F

Adds Innovative Hospitality and Retail Technology Vendor to Expand Oracle into More Industries June 23, 2014 Oracle to Acquire MICROS

2 Additional Information and Where to Find It > This document does not constitute an offer to buy or a solicitation of an offer to sell securities. The tender offer for the outst and ing shares of common stock of MICROS (“Offer”) described in this document has not commenced. At the time the Offer is commenced, Oracle Corporation (“Oracle”), OC Acquisiti on LLC and Rocket Acquisition Corporation, an indirect wholly - owned subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and MICROS will file a Solicitation/Recommendation Statement on Schedule 14D - 9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from t ime to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents fil ed by MICROS, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com . Cautionary Statement Regarding Forward - Looking Statements This document contains forward - looking statements that involve risks and uncertainties concerning the parties’ ability to close the t ransaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materiall y f rom those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to ti me in our SEC filings, including our most recent annual report on Form 10 - K and most recent quarterly report on Form 10 - Q. We disclaim any intention or obligation to publicly update or revise any forward - looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated eve nts.

3 What We Are Announcing > Oracle buys MICROS Systems – Adds Hospitality and Retail solutions to the Oracle Industry Portfolio – Transaction is expected to close in the second half of 2014 > About MICROS – MICROS is a technology provider to hotels, food & beverage facilities, and retailers – Provides integrated software, hardware and services along with rapidly growing cloud solutions – Proven solutions deployed at more than 330,000 sites across 180 countries – Headquartered in Columbia, MD; approx. 6,600 employees with deep domain expertise > Combination of Oracle and MICROS will help Hospitality and Retail companies to accelerate innovation, transform their businesses, and delight customers – Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize i n order to compete effectively – Together, Oracle and MICROS will help Hospitality and Retail companies respond to rapidly evolving customer expectations, increase revenue, and drive operational improvements with complete, open and integrated solutions

4 Impact of Digital Technologies Transforming How Industries Create Value $200+ billion in cloud services revenue by 2015 CLOUD SERVICES $290+ billion in Machine - to - Machine revenue by 2017 THE INTERNET OF THINGS $1+ trillion in mobile eCommerce revenue by 2017 MOBILE & SOCIAL $17+ billion in Big Data revenue by 2015 BIG DATA RETAIL Commerce Anywhere on Any Device HEALTH SCIENCES Personalized Medicine FINANCIAL SERVICES Online Banking & Mobile Payments COMMUNICATIONS Machine - to - Machine Communications HOSPITALITY “Above Property” Cloud Solutions UTILITIES Smart Grids and Flexible Power Consumption ASSET INTENSIVE Flexible Capital Planning & Deployment

5 Hospitality and Retail Industry Transformations are Underway > Secure, intelligent hotel room keys > Customer experience feedback on social channels BIG DATA CLOUD SERVICES MOBILE & SOCIAL THE INTERNET OF THINGS > Personalized loyalty programs > Targeted pricing offers > Hotel “above - property” cloud solutions > Cloud - based restaurant management > Remote kitchen and property asset monitoring > In - room technologies

6 MICROS is a Technology Provider in Hospitality and Retail Delivering Innovative Solutions to Modernize Businesses > Provides industry - specific solutions in Hotel, Food & Beverage and Retail segments > Integrated software, hardware and services solutions – Cloud, on - premise and hybrid deployments – Available across the world – Strong momentum in cloud solutions – New mobile and tablet solutions gaining significant traction

7 MICROS Deployed at Over 330,000 Sites Across 180 Countries Food & Beverage Hotel Retail

8 Oracle Enables Industry Transformations Industry Applications + Business Applications + Technology > Run mission - critical operations with Oracle industry applications > Engage customers across channels with Oracle Marketing & Social > Improve revenue cycles with Oracle Customer Experience > Reduce expenses and turnover with Oracle Human Resource and ERP > Delivered in the cloud, on - premise, or via a hybrid model on Oracle RETAIL FINANCIAL SERVICES HEALTH SCIENCES COMMUNICATIONS UTILITIES • Merchandise Management • Commerce • Store Operations • Supply Chain • Retail Analytics • Billing & Revenue Management • Smart Grid • Infrastructure Management • Analytics • Core Banking • Insurance • Analytics & Risk Management • Billing & Revenue Management • Service Fulfillment • Policy Management • Network Operations • Clinical Trial Management • Drug Safety • Translational Research • Health Sciences Network • Project & Portfolio Management • Capital Planning • Project Analytics ASSET INTENSIVE HOSPITALITY ( pending MICROS Acquisition) • Revenue Management • Reservations • Property Management • Point - of - Sale • Enterprise Operations • Fraud & Loss Prevention

9 Property Management Workforce Management Human Resources Cloud Financials Cloud Analytics Supply Chain Management Cloud Service Cloud Property Management Sales & Catering Point - of - Sale Marketing & Social Cloud Distribution Services Revenue Management Reservations Commerce Cloud Loyalty Service Customers Attract Customers Staff Hotel Operate Hotel RUN HOTEL Oracle + MICROS Hotels Solutions Integrating and Transforming Hotels Across the Stay Experience Oracle MICROS

10 Kitchen Management Human Resources Cloud Workforce Management Fraud & Loss Prevention Financials Cloud Analytics Inventory Management Supply Chain Management Cloud Customer Experience Cloud Kitchen Management Table Management Enterprise Operations Point - of - Sale Marketing & Social Cloud Commerce Cloud Online Ordering Reservations Loyalty Service Customers Attract Customers Staff F&B Operate F&B RUN F&B Oracle + MICROS Food & Beverage (F&B) Solutions Integrating and Transforming F&B Across the Dining Experience Oracle MICROS

11 Human Resources Cloud Workforce Management Fraud & Loss Prevention Financials Cloud Retail Analytics Supply Chain Management Cloud Customer Experience Cloud Merchandise Management Store Operations Point - of - Sale Marketing & Social Cloud Commerce Cloud Loyalty Service Customers Attract Customers Staff Retailer Operate Retailer RUN RETAILER Oracle + MICROS Retail Solutions Integrating and Transforming Retailers Across the Buying Experience Oracle MICROS

12 Joint Customer Success: Accor Overview > Tier 1, Global Hotel Company with a wide range of Brands > Over 3,600 hotels across 5 continents > Cloud centric strategy with “above property” solutions MICROS Solutions Oracle Solutions > Oracle Siebel CRM > Oracle Real - Time Decisions > Oracle WebCenter > OPERA Property Management Cloud > OPERA Sales and Catering > Simphony / 9700 Point - of - Sale

13 Joint Customer Success: Hyatt Overview > Tier 1, Global Brand with 554 properties across 47 countries > Lean IT department supporting “above property” solutions through its portfolio > Provide flexibility and individuality across properties Web sites within common corporate framework MICROS Solutions Oracle Solutions > Oracle ATG Web Commerce > OPERA Property Management Cloud > Simphony / 9700 Point - of - Sale

14 Oracle + MICROS: A Compelling Combination MICROS to be a Dedicated Business Within the Oracle Industry Organization Oracle Industry Organization Overview > Dedicated global business units (GBU) – Product Development, Sales, Services – Over 18,000 industry employees – Deep industry domain expertise > Focused investment – $500+ million annual R&D investment in industry applications – Includes approximately 30 acquisitions – Utilize Oracle technology, infrastructure, operations, and global scale MICROS Operating Plan > Enhance Oracle’s GBU organization with the addition of MICROS – MICROS’ Hotel and F&B offerings to anchor Oracle’s Hospitality solutions – MICROS’ Retail offerings to complement Oracle’s existing Retail solutions > Accelerate investments in products and services – Drive cloud, mobile, social, and big data adoption – Protect and enhance customers’ existing investments in software and hardware > Expand using Oracle’s global scale and reach

15 Retail Hotel Food & Beverage